Exhibit 99.3

MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	23 December 2010
Form 20-F
Sims Metal Management filed its annual report for the fiscal year ended 30 June 2010 on Form 20-F with the United States Securities and Exchange Commission on 6 December 2010 and with the Australian Securities Exchange on 7 December 2010. The Form 20-F is available on the Company’s website at www.simsmm.com. Shareholders may request a hard copy of the Company’s complete audited financial statements, free of charge, upon request.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 230 facilities and 5,600 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 90 per cent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in fiscal 2010. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).